Christopher Trueax

+1.215.963.5608

christopher.trueax@morganlewis.com

March 31, 2025

FILED AS EDGAR CORRESPONDENCE

Ellie Quarles, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (File Nos. 333-192858 and 811-22920)

Dear Ms. Quarles:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Mesirow High Yield Fund and Mesirow Small Company Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on March 7, 2025. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. In the section of the proxy statement entitled “Transaction Background,” please clarify how becoming a “solutions-oriented asset manager” may lead to increased cost reductions for shareholders and increased scale and efficiencies for MetLife Investment Management product offerings.

Response. The requested revisions have been made.

2.	Comment. In the section of the proxy statement entitled “Required Vote,” please further discuss and clarify what will happen if the shareholders of a Fund do not approve the proposed New Agreement.

Morgan, Lewis & Bockius llp
2222 Market Street
Philadelphia, PA 19103-3007	+1.215.963.5000
United States	+1.215.963.5001

Ellie Quarles, Esq.

March 31, 2025

Response. The Trust notes that the disclosure already discloses in plain English that the Board will evaluate options and determine an appropriate course of action if the Proposal is not approved, which may include resubmitting the Proposal. The Fund does not believe additional disclosure is required in this regard, as any potential options are speculative. However, the Trust has additionally disclosed that the Board may determine to liquidate a Fund in the event that the Proposal is not approved.

3.	Comment. Item 22(c)(10) of Schedule 14A requires disclosure of the adviser’s compensation if it acts as an adviser to any other funds having a similar investment objective. Please tell us how you have considered this disclosure requirement as it relates to the new adviser, and if necessary, revise your disclosure accordingly.

Response. The Trust confirms that it is aware of Item 22(c)(10) of Schedule 14A and the disclosure that it requires. The Adviser has confirmed that it does not serve as an investment adviser to any other fund having a similar investment objective to either Fund. The Trust respectfully notes that, under the section of the proxy statement entitled “Information about MetLife Investment Management,” the Fund discloses the following information (presented in indented italics). Because the information already provides the requested disclosure, the Trust has not modified disclosure in response to this Comment.

MetLife Investment Management does not serve as an investment adviser to any other fund having a similar investment objective to either Fund.

4.	Comment. In the section of the proxy statement entitled “Board Considerations in Approving the New Agreement,” please disclose whether the Board considered any factors adverse to approving the New Agreement and/or any conflicts of interest that the investment adviser had.

Response. The Trust respectfully declines to make disclosure changes in this regard. In making its decision to approve the New Agreement, the Board considered a variety of factors and used its reasonable judgment, as the disclosure currently states. The Trust respectfully believes that such disclosure is adequate and in line with market standards, and that it is sufficient for shareholders to understand the Board’s considerations and the basis for its approval of the New Agreement.

5.	Comment. In the section of the proxy statement entitled “Board Considerations in Approving the New Agreement,” please discuss whether the Board considered that the Funds’ performance did not exceed the performance of their benchmarks as discussed in the Funds’ Form N-CSR.

Response. The Trust respectfully notes that the disclosure already states that the Board considered the Funds’ performance and concluded that the “performance of the Funds and their portfolio managers was and should continue to be satisfactory.” The Trust therefore respectfully declines to make further revisions in response to this Comment.

6.	Comment. In the section of the proxy statement entitled “Beneficial Ownership of Shares,” please revise the table so as to present the beneficial ownership disclosure in the format set forth in the table shown in Regulation S-K Item 403.

Ellie Quarles, Esq.

March 31, 2025

Response. The Trust notes that Item 403 of Regulation S-K requires the information to be presented “substantially in the tabular form indicated [below]” (emphasis added). The Trust believes that its current disclosure is set forth in substantially the same way as the tabular form indicated in Item 403 of Regulation S-K and, therefore, respectfully declines to make revisions in response to this Comment.

7.	Comment. In the section of the proxy statement entitled “Submission of Shareholder Proposals,” please furnish the information required by Rule 14a-(5)(e) of Regulation 14A if the Funds’ governing documents have requirements relating to submission of shareholder proposals. Please refer readers to the relevant provisions.

Response. The Trust’s governing documents do not have provisions applicable to this requirement. Therefore, the Trust has not made any disclosure changes in response to this Comment.

8.	Comment. The proxy statement should not include disclosure about broker non-votes because there should not be any broker non-votes. Instead, please state that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares, and that those shares will not count as present for quorum purposes or for purposes of section 2(a)(42) of the 1940 Act. Also, please describe the effect on each vote of absence of such shares from the meeting.

Response. The Trust has revised the applicable disclosure to clarify that broker-non votes are not expected to be present at the Meeting and to clarify the consequences of a beneficial owner not providing voting instructions to its broker.

9.	Comment. Please confirm that you filed the correct investment advisory agreement as Exhibit A. The date and the adviser’s name do not correspond with either of the Mesirow entities.

Response. The Trust confirms that the correct investment advisory agreement, along with a related amendment and schedule have been included as Exhibits A(i)–(iii) to the proxy statement.

10.	Comment. Please revise the Form of Proxy Card to indicate in boldface type that the proxy is being solicited on behalf of the Board of Trustees. See Rule 14A(4)(a)(1).

Response. The requested revisions have been made.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax

Christopher Trueax